Exhibit (a)(2)

[WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]

November 18, 2003

Dear Limited Partners:

     On November 4, 2003, WHLP Acquisition LLC, a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., commenced an unsolicited tender offer (the “Offer”) to purchase all of the issued and outstanding Units of Westin Hotels Limited Partnership (the “Partnership”) at a purchase price of $625 per Unit, in cash, less the amount of any distributions made or declared on or after October 1, 2003 in respect of that Unit.

     The General Partner of the Partnership is required to inform you of its position, if any, with respect to the Offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the Offer and is remaining neutral with respect to the Offer.

     Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) which has been filed with the Securities and Exchange Commission. We urge you to read the enclosed Statement carefully. Although the General Partner is not making a recommendation, we believe that Limited Partners of the Partnership should carefully consider the information set forth in Items 3 and 4 of the Statement in making their own decision about whether to tender Units in the Offer.

     Also enclosed with this letter is a copy of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

     If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership’s investor relations manager, at 1-800-323-5888.

Very truly yours,

WESTIN REALTY CORP. General Partner

/s/ Alan M. Schnaid

Alan M. Schnaid Vice President